(LETTERHEAD OF CAHILL GORDON & REINDEL)












                                 (212) 701-3000

                                                                December 2, 2004


Ms. Hanna T. Teshome Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

                    Re:  Vail Resorts, Inc.
                         Form S-3; Amendment No.1 filed November 22, 2004 File No. 333-119687

Dear Ms. Teshome:

     Vail Resorts, Inc. (the "Company") has filed today with the Commission via EDGAR Amendment No. 2 to its Registration Statement on Form S-3 (File No. 333-119687) (the "Registration Statement"). The amendment, as well as this letter, set forth the Company's responses to the comments of the staff contained in your letter dated December 1, 2004 regarding the Registration Statement and Amendment No. 1 to the Registration Statement ( "Amendment No. 1"). For your convenience, we have reproduced each comment from your letter immediately before the Company's response. Four clean copies of Amendment No. 2, and four copies which are marked to show changes from Amendment No. 1, are enclosed for your convenience with three copies of this letter. Unless otherwise indicated, page references in the responses are to pages the marked version of Amendment No. 2.

Vail Resorts, Inc., page 3

1. We note your response to our prior comment 2. For more balanced disclosure, please revise this section to disclose your company's net loss for fiscal year 2004.

Response: The Company has complied with this comment by revising the language on page 3.

We may not be able to fund our development plans, page 7

2. We note your reference to "pre-sell targets" in this risk factor and in the risk factor above; however it is unclear what these targets relate to. Do the targets relate to the sale of condominiums or business leases? In addition, how are these targets quantified, who sets the targets, and what is the time frame within which these targets must be met. If the explanation is lengthy, consider discussing pre-sale targets and your ability to meet these targets in a separate risk factor.

Response: The Company has complied with this comment by revising the language on page 6.

Plan of Distribution, page 19

3.   Please delete your reference to the SEC in third paragraph of this section.

Response: The Company has complied with this comment by revising the language on page 18.

     The Company would like the Registration Statement to be declared effective as soon as possible and would appreciate any assistance the staff can provide.

     If you have any questions about any of the Company's responses to your comments or require further explanation, please do not hesitate to telephone me at (212) 701-3280.

                                            Sincerely,



                                            /s/ Luis R. Penalver
                                            -----------------------
                                            Luis R. Penalver

Ms. Hanna T. Teshome Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

cc:   Sara W. Dunton
      Martha D. Rehm